

Grupo CONTINENTAL S.A.


05007538



enfocados en el servicio


Coca-Cola
REFRESCO

INFORME ANUAL 2004

Tabla de Contenido



COTIZA EN
BOLSA MEXICANA DE VALORES

CONTAL

PRECIOS TRIMESTRALES DE LA ACCION DE GRUPO CONTINENTAL EN 2004

Pesos Mexicanos Nominales

2004	T1	T2	T3	T4
Precio más alto	22.31	21.77	18.74	21.40
Precio más bajo	19.10	16.40	16.60	16.90
Precio de cierre	21.50	18.00	16.85	21.40



Grupo
CONTINENTAL
S.A.
enfocados en el servicio
INFORME ANUAL 2004

En Portada:

Enfocados en el Servicio...
Nuestro Estilo de Vida.

ACCIONES COMUNES

Clave de cotización:

Bolsa Mexicana de Valores (BMV)
"CONTAL"

ADR Nivel 1 "over-the-counter"
"GPOCY"

Información Financiera:

Miguel Angel Díaz Alonso

Tel.: (833) 241-25-15
Fax: (833) 241-25-96
E-mail: mdiaz@contal.com

Asistencia a Accionistas:

Roberto Martínez Garza

Tel.: (833) 241-25-21
Fax: (833) 241-25-41
E-mail: rmartinez@contal.com

Asamblea Anual de Accionistas
21 de Abril de 2005, 12:00 Hrs.
Auditórium Dr. Burton E. Grossman
de las Oficinas Corporativas
Tampico, Tamaulipas, México

Indicadores Financieros

Millones de Pesos actualizados al 31 de Diciembre de 2004	**2004**	2003	Variación %
VENTAS NETAS	**9,978**	10,469	-4.7
UTILIDAD DE OPERACION	**1,660**	1,752	-5.2
UTILIDAD NETA MAYORITARIA	**1,080**	1,197	-9.8
ACTIVO TOTAL	**10,004**	10,143	-1.4
PASIVO TOTAL	**1,826**	2,030	-10.0
CAPITAL CONTABLE MAYORITARIO	**8,173**	8,110	0.8
UTILIDAD POR ACCION (Pesos)	**1.44**	1.60	-9.8
FLUJO DE EFECTIVO DE OPERACION POR ACCION (Pesos)	**2.68**	2.79	-4.1
PRECIO POR ACCION AL CIERRE (Pesos Nominales)	**21.40**	19.00	12.6
DIVIDENDO EN EFECTIVO POR ACCION (Pesos Nominales)	**1.25**	0.75	66.7
ACCIONES PROMEDIO EN CIRCULACION (Millones)	**750**	750	0.0
INVERSIONES EN INFRAESTRUCTURA	**247**	663	-62.7



CONT.

Ventas Netas



9,877
10,750
10,676
10,469
9,978
2000
2001
2002
2003
2004

Utilidades



1,989
2,114
2,090
1,752
1,660
1,175
1,271
1,386
1,197
1,080
2000
2001
2002
2003
2004
De Operación
Neta Mayoritaria

Flujo de Efectivo de Operación



2,294
2,436
2,427
2,095
2,010
2000
2001
2002
2003
2004

Activo Total



8,141
8,992
9,552
10,143
10,004
2000
2001
2002
2003
2004

Pasivo Total



2,228
2,245
2,013
2,030
1,826
2000
2001
2002
2003
2004

Capital Contable Mayoritario



5,907
6,741
7,536
8,110
8,173
2000
2001
2002
2003
2004

Millones de pesos actualizados al 31 de diciembre de 2004

Nota: Con fines comparativos, las cifras del ejercicio del año 2000 reflejan los efectos de la desincorporación de la División Ingenios Azucareros.


Nuestra Misión:
Asegurar el Servicio al Cliente
y la satisfacción del Consumidor
Coca-Cola
Río Verde, San Luis Potosí

Mensaje del Presidente del Consejo de Administración



Cynthia H. Grossman
Presidente del Consejo de Administración


Coca-Cola
CONT

Apreciables Accionistas:

Es muy grato presentar a ustedes los resultados y avances de nuestra empresa a través del 2004.

En Grupo Continental, ejercemos plenamente un enfoque de servicio al Cliente y al Consumidor que, con verdadero interés, extendemos de manera consistente a todas las comunidades en donde realizamos nuestra actividad. Bajo esta perspectiva, continuamos aplicando las estrategias basadas en nuestro marco conceptual de negocio, las cuales nos han permitido forjar una estructura que aprende constantemente, orientando sus acciones en consecuencia.

En los últimos años, el impacto del fenómeno de la globalización se ha expresado con toda su magnitud en el entorno económico, político y social de nuestro país. El balance de 2004 deja en claro que estamos inmersos en un proceso de transición; vamos hacia un modelo de mercado caracterizado por una alta competencia a nivel mundial y una constante evolución en los hábitos de consumo, influenciados por tendencias internacionales.

Variables como el crecimiento marginal, la disminución de la capacidad adquisitiva y la expansión de la economía informal crearon un ambiente retador; ésto exigió, a todos los sectores de la industria, concentrarse *en programas de consolidación de operaciones y disminución de costos y gastos, a fin de mantener la* competitividad ante una nueva realidad.

Desde su origen, hace más de 40 años, Grupo Continental ha hecho de la excelencia en ejecución un estilo de vida, con la convicción cotidiana, de cada uno de sus Colaboradores, por ir más allá de las responsabilidades asignadas; ésto ha sido el factor clave para lograr la optimización de nuestros recursos, así como ganar la confianza de Clientes y Consumidores, quienes, ante todo, son la razón de ser de nuestro trabajo.


Coca-Cola
EMBOTELLADORA GOMEZ PALACIO, S.A. DE C.V.
BLVD. MEXICO #222 GOMEZ PALACIO, DGO.

Gómez Palacio, Durango

"Es la calidad moral y el profesionalismo de nuestros Colaboradores la esencia que sustenta y da matiz de calidad a nuestro servicio"

En el Consejo de Administración, hemos marcado los ejes fundamentales de acción para nuestro Grupo, los cuales están encaminados a continuar los proyectos de eficiencia operativa; y, al mismo tiempo, consolidar y acrecentar nuestra posición de mercado en el contexto actual. Congruentes con lo anterior, hemos rediseñado y fortalecido las bases organizacionales para soportar nuestra visión y viabilidad de largo plazo, sin deterioro en la calidad de nuestros productos, ni en el desarrollo integro de nuestra planta productiva.

La eficaz aplicación de estas acciones, con el esfuerzo solidario de todos los integrantes de nuestra empresa, nos ha permitido responder acertadamente a los mercados que servimos y mantener la rentabilidad del negocio.

Es así que, durante el ejercicio del año 2004, obtuvimos los siguientes resultados financieros:

- La Utilidad de Operación alcanzó 1,660 millones de pesos, representando un 16.6% de las ventas netas.
- La Utilidad Neta Mayoritaria obtenida fue de 1,080 millones de pesos, equivalente al 10.8% de las ventas netas.
- El Flujo de Operación fue de 2,010 millones de pesos, lo que representa un margen de 20.1% sobre ventas netas.
- El Retorno sobre el Capital Invertido fue del 15.3%.
- La Deuda Neta con Costo se mantuvo en Cero.

La solidez financiera que, como huella indeleble, ha acompañado a nuestra empresa desde su nacimiento, nos permite hoy, por quinto año consecutivo, ser integrante de la muestra de emisoras que conforman el Indice de Precios y Cotizaciones de la Bolsa Mexicana de Valores.

Sinergia Productiva

Nuestras decisiones administrativas y operativas han sido implementadas con la participación conjunta, como un solo impulso, de nuestros Colaboradores y Ejecutivos. La invaluable guía de nuestro Consejo de Administración se ha manifestado continuamente en el desempeño de los objetivos establecidos, aportando una perspectiva amplia y puntual.

Es justo reconocer que, en esta sinergia productiva, hemos contado con la confianza y apoyo de The Coca-Cola Company, alineados al 100% con sus marcas y creando, a través de varias generaciones, una relación de respeto y mutua colaboración, que hoy cobra vital importancia para la evolución del sector y la capitalización de su potencial de crecimiento.

La constancia y perseverancia en el servicio son valores fundamentales que aseguran la trascendencia de quienes formamos parte de Grupo Continental. El liderazgo de un renovado Equipo Directivo ha sabido hacer, de nuestro pasado, su mejor activo para construir un futuro aún más prometedor.

La cultura corporativa permanece firme y vigente. Recordamos siempre a nuestro fundador, el Dr. Burton E. Grossman, quien, entre sus múltiples enseñanzas, hizo de la responsabilidad social, del desarrollo de nuestras comunidades y del respeto a nuestra fuerza de trabajo, la esencia del éxito.

o haciendo lo que amamos
mando lo que hacemos,
s comprometemos con
Excelencia en el Servicio"

Coca-Cola MR

Torreón

Ante los cambios que impone el mercado, nuestra Gente, una vez más, ha demostrado tener la actitud adecuada y el conocimiento necesario para afrontar la incertidumbre e inestabilidad que hemos vivido últimamente. Para ellos, nuestro más profundo agradecimiento por tan importante y dedicado esfuerzo, que ha rendido resultados ejemplares.

Dirigimos un mensaje especial de gratitud a los Ejecutivos y Colaboradores del Grupo que, en este año, cerraron con gran dignidad su ciclo laboral. Después de más de treinta años de leal y profesional servicio a nuestras empresas y a la marca Coca-Cola, ellos se enorgullecen con la satisfacción del deber cumplido. El notable desempeño que supieron llevar a cabo dentro de nuestra organización, perdurará sin duda alguna.

Para nuestros Consumidores, Clientes y Proveedores, el más sincero aprecio y reconocimiento por acompañarnos en este camino, así como por sus contribuciones para eficientar y optimizar, en beneficio de todos, nuestras actividades en el mercado.

A nuestros apreciables Accionistas, expresamos nuestras más cumplidas gracias por otorgarnos su voto de confianza, asegurándoles que responderemos con integridad y firme determinación para construir nuevos caminos de generación sostenida de valor.

Es un honor destacar la labor de nuestro Consejo de Administración que, a lo largo de los años, ha sido piedra angular del desarrollo profesional y ético de Grupo Continental. Sus aportaciones se mantendrán presentes siempre, como un ejemplo de la ruta ascendente que debemos seguir. Es un privilegio para nosotros contar con su valiosa e incondicional participación, y quedamos sinceramente agradecidos.

Muchísimas gracias por permitirnos compartir con ustedes un año más, en una integración de valores empresariales con los genuinos intereses de nuestros Consumidores, Clientes y las comunidades que tenemos el agrado de servir.

Cynthia H. Grossman
Presidente del Consejo de Administración


Miscelánea "LAURA"
COPIAS
AV. OCAMPO
C.P. 27000
Coca-Cola
ABARROTES
en
GENERAL
Miscelánea "LAUR
COPIAS
Torreón,
"Ser una empresa
en busca del alto desempeño,
es asegurar una ejecución de Excelencia"

Informe del Director General



Marcos Aguilar Romo
Director General



Coca-Cola

Muy estimados amigos:

Es para mi muy satisfactorio comunicarles que, durante el 2004, Grupo Continental implementó las estrategias adecuadas para hacer frente con éxito un entorno de mercado más abierto y retador para las empresas en México.

Hemos sido capaces de adaptarnos rápidamente al nuevo ambiente de negocios y mantener una alta participación de nuestra empresa en el mercado de bebidas, gracias a la gran colaboración de todos nuestros equipos de trabajo; y también al establecer nuevas bases para una posición futura más sólida.

México se ha insertado en una dinámica de competencia internacional, en la que los indicadores macroeconómicos han obligado a todos los sectores industriales a cambiar su modelo de negocios, atendiendo a una nueva realidad que llegó para quedarse, en la que los factores de diferenciación y ejecución, premian o castigan de manera muy importante cualquier producto o servicio que se ofrece al Consumidor, si no se tienen marcas valiosas, tanto en sí mismas como en la percepción de los Clientes.

En particular, durante el 2004, la Industria de Bebidas en México mostró un crecimiento débil, con un Consumidor que tuvo múltiples opciones de productos a elegir y una baja capacidad de compra en los territorios no urbanos. En este comportamiento también influyeron de manera importante las condiciones climáticas adversas que prevalecieron durante el primer semestre del año.

Ante esta realidad y congruentes con las directrices definidas por el Consejo de Administración, implementamos oportunamente las líneas de acción encaminadas a continuar con la consolidación de las operaciones de centros de producción y distribución, la reducción sostenida de costos, así como un mejor enfoque al servicio especializado para cada canal y segmento de Consumidores.

Valor en Bolsa Mexicana de Valores
(Millones de Dólares)

1994	2000	2001	2002	2003	2004
529.6	819.7	1,102.2	1,230.7	1,272.3	1,430.7

Rendimiento anual compuesto en Dólares en BMV
1994-2004: 10.4%

Dividendos Pagados (%)
sobre la Utilidad Mayoritaria

2000	2001	2002	2003	2004
32.4	38.5	51.1	44.4	82.4

Como inversión de largo plazo, en pesos mexicanos, durante los últimos 10 años el rendimiento anual compuesto de la acción del Grupo ha sido de 19.9%, superando en estos mismos términos al rendimiento de la Bolsa Mexicana de Valores, la paridad peso-dólar y la inflación en México.


Coca-Cola
Coca-Cola

Resultado de estos proyectos prioritarios de la Administración, es el haber podido amortiguar en gran medida el impacto del escaso crecimiento y la alta competencia del sector, para mantener un parámetro de rentabilidad alto, con un margen de operación de 16.6% y un flujo de operación de 20.1%, resultados que se ubican entre los más altos de nuestra industria e igualmente superiores a la media obtenida por los diversos sectores económicos en México.

Este desempeño nos permite iniciar más fortalecidos un nuevo ámbito de negocios y con la experiencia asimilada, continuar con los cambios estructurales necesarios para, más allá de la simple permanencia, impulsar a Grupo Continental hacia un futuro siempre promisorio y rentable.

En este sentido, continuamos con la consolidación y racionalización de operaciones, que en el pasado año permitieron eficiencias que ascendieron a 185 millones de pesos en gastos de operación.

Paralelamente a este esfuerzo, y fruto de una ejecución de excelencia, en el 2004 logramos aumentar nuestra participación en el sector de bebidas no alcohólicas listas para tomar, al llegar casi a un 40%, a pesar de que el volumen de ventas mostró una disminución marginal del 0.7% y de los factores adversos del entorno ya mencionados.

El consumo per cápita se mantuvo en niveles importantes, al llegar a 158 litros, derivado de una intensa actividad de servicio y optimización del portafolio de marcas y presentaciones, entre los que podemos destacar 195 eventos de lanzamiento de nuevos empaques y productos, que encontrarán detallados en la sección de Resultados de Operación de este informe.

Los márgenes de rentabilidad conseguidos, avalan la experiencia que hemos obtenido al participar en los años recientes en un ambiente de alta competencia, con nuevos participantes. Hemos sabido responder con éxito y refrendar nuestra posición de liderazgo aún en el nuevo entorno.

A pesar de los buenos resultados que como mencionamos, son superiores a muchos de los sectores de la economía mexicana, no estamos conformes, tenemos oportunidades que seguramente podremos aprovechar por la diferenciación de nuestra ejecución en el mercado y la fortaleza de las marcas franquiciadas a nuestra empresa.

Haber desarrollado este conocimiento y habilidad, nos da la flexibilidad para aplicar los fundamentales que dieron resultado a las diferentes variables de cada territorio, para de esta forma consolidar la posición en el mercado de bebidas y responder ágilmente a las necesidades de nuestros Consumidores.

Inmersos en un mercado en donde la gente compra por cuanto al valor que representa el producto o servicio con relación a sus expectativas de satisfacción, es preciso enfatizar el enfoque especializado de servicio, a través de una ejecución segmentada para cada canal o sector específico, apoyada con el gran prestigio de nuestras marcas.

Esta herramienta que estamos implantando, garantizará que nuestros productos puedan llegar a cada Consumidor en el momento oportuno y en la presentación de su preferencia.

Al mismo tiempo, continuaremos acrecentando el valor de nuestro portafolio de marcas y productos de la Compañía Coca-Cola, sustentados en sistemas de inteligencia de mercado y proyectos de promoción y mercadeo.


toma lo bueno
Coca-Cola
VIBRA LÍQUIDA.
BUEN KARMA CON BURBUJAS
BUENA VIBRA LÍQUIDA
SOY LINDA AUNQUE LO IMPORTANTE ES LO DE ADENTRO
Ciel

Guadalajara, Jalisc

Comprometidos con el alto desempeño

Entramos en el momento histórico en que las empresas serán medidas con mayor énfasis, no sólo por su conocimiento, sino por su capacidad de trasformarlo en ideas, productos o servicios y en acciones innovadoras que agreguen valor y consoliden el éxito de cada unidad de negocio.

Ese es el tamaño del reto que tenemos ante nosotros y para ello el Consejo de Administración ha establecido directrices muy precisas, orientadas a proteger la competitividad de nuestro Grupo a través de la optimización de operaciones, la racionalización sostenida de costos y gastos, pero fundamentalmente por el enfoque de servicio a nuestros Clientes y Consumidores como ventaja diferenciada.

Para la consecución de estas estrategias, desarrollamos objetivos claros, dirigidos a revisar todos y cada uno de los procesos de la empresa para encontrar los nichos de eficiencia, cuya capitalización nos permitirá posicionar a Grupo Continental en el lugar que habrá de tener en el futuro inmediato.

Esta visión surge de un análisis a fondo de la industria de bebidas y de la importancia de mantener vigente nuestra posición de liderazgo y contribuir con ella, al desarrollo de las comunidades a las que servimos.

Cada uno de los que formamos parte de esta empresa, sabemos que el único camino que tenemos disponible para asegurar la permanencia y preponderancia en el mercado, es participar activa y conscientemente en los cambios necesarios para lograr que los objetivos se alcancen de la mejor manera. Esa es nuestra convicción operativa para el 2005.

Fortalecidos por el valor que representan los logros obtenidos a lo largo del 2004 y por la confianza depositada en nuestra empresa, refrendamos a nuestros Accionistas, Colaboradores, Proveedores, y fundamentalmente a nuestros Clientes y Consumidores, el compromiso de relaciones de mutuo beneficio.

Mi sincero reconocimiento al Consejo de Administración, al siempre comprometido equipo de más de 13,000 Ejecutivos y Colaboradores por sus extensas aportaciones para el desarrollo del negocio. Muchas gracias, principalmente por ese gran espíritu de servicio que juntos hemos construido y que sin duda nos impulsará a cumplir nuevas y mejores metas.

A nuestros Clientes, Consumidores, Proveedores, y a nuestros Accionistas, mi franco agradecimiento por su apoyo. A todos ustedes, gracias por la confianza que cada día depositan en mi valioso equipo de trabajo.

Muy Atentamente,

Marcos Aguilar Romo
Director General

"La Excelencia en el Servicio supone conocer, satisfacer y superar las expectativas de los Clientes"

Tecomán, Colim

Metas para el 2005

1. Reactivar el crecimiento de la marca Coca-Cola, con una mejor ejecución, segmentación y diferenciación en el mercado, para la atención de nuestros Clientes y Consumidores.
2. Lograr un volumen de ventas de 361 millones de cajas unidad.
3. Conservar la tendencia de participación en el mercado de bebidas no alcohólicas listas para tomar.
4. Lograr un rendimiento sobre el capital invertido superior al 14%.
5. Continuar el plan de consolidación para optimizar nuestras operaciones.
6. Incrementar las sinergias internas y externas para disminuir costos en compras, producción y logística.
7. Mantener el más alto índice de calidad de producto con relación a los estándares que nos marca la Compañía Coca-Cola.
8. Ampliar la cobertura de Agua Ciel en garrafón.
9. Concretar el estudio para estandarización de tarimas y carrocerías requeridas con la nueva estructura de productos y tamaños.
10. Dar seguimiento al esquema de negocios convenido con la Compañía Coca-Cola para el manejo de las nuevas categorías de productos no carbonatados.

"Nuestra Misión señala como esencia, asegurar el Servicio al Cliente y la satisfacción del Consumidor, meta que perseguimos día con día"


Coca-Cola
CONT.


Grupo
CONTINENTAL
S.A.

Filosofía

El compromiso de todos los que colaboramos en las empresas de Grupo Continental, es vivir intensa y congruentemente la Cultura, Visión, Misión y Valores, haciéndolos nuestros, para convertir todo ello en una realidad.

Cultura
Nuestra cultura está orientada a la consecución de la excelencia.

Visión
Ser una empresa de alto desempeño.

Misión
Asegurar el servicio al Cliente y la satisfacción del Consumidor.

Valores
El valor esencial de la empresa es la Integridad, sustentada en el Respeto y la Justicia.

Estrategia de negocio
Buscar oportunidades de crecimiento rentable que aseguren la permanencia de la empresa para futuras generaciones.


Grupo
CONTINENTAL


Coca-Cola
CONT.

Nuestra Empresa

Bajo el liderazgo de su fundador, el Dr. Burton E. Grossman, Grupo Continental inicia actividades en 1964.

Somos una empresa total de bebidas, dedicada a la elaboración, distribución y venta de productos principalmente de marcas propiedad de la Compañía Coca-Cola, tales como: Coca-Cola, Coca-Cola Vainilla, Coca-Cola Light, Fanta, Sprite, Sprite Cero, Fresca, Lift, Senzao, Beat, Delaware Punch, Nestea, Nestea Light, Powerade, Disney Aventuras, Ciel y Ciel Mineralizada.

El trabajo perseverante de su Consejo de Administración y un experimentado equipo de Colaboradores han permitido a Grupo Continental posicionarse como el décimo embotellador de Coca-Cola a nivel mundial.

La empresa cuenta con 10 centros de producción y distribución, 2 centros de producción y 72 centros de distribución que están ubicados en los centros de población más importantes de los estados de Aguascalientes, Coahuila, Colima, Durango, Jalisco, San Luis Potosí y Zacatecas. En conjunto, el Grupo da empleo a más de 13 mil Colaboradores.

El 14.5% del país, es territorio de Grupo Continental, en él se abarcan 285 mil kilómetros cuadrados, se atiende a un mercado de más de 12.6 millones de Consumidores potenciales y se abastece una red de más de 853 mil Clientes de productos de la Compañía Coca-Cola.

Las acciones de la empresa, se cotizan en la Bolsa Mexicana de Valores con la clave "CONTAL" y en los Estados Unidos opera ADR's en el mercado "over-the-counter" con la clave "GPOCY".

En el proceso de elaboración de los productos, las plantas embotelladoras del Grupo emplean azúcar refinado 100% mexicano, proveniente de Promotora Industrial Azucarera, S.A. de C.V. que tiene dos de los ingenios refinadores más productivos del país, certificados con la Norma de Calidad ISO 9002. Grupo Continental tiene una participación accionaria de 49% en esta empresa, y junto con otros socios embotelladores de Coca-Cola, consumen anualmente más de 350 mil toneladas de este edulcorante.

La sede corporativa se encuentra en Tampico, Tamaulipas, México.

"Cuando se trata del servicio al Cliente todos somos un equipo"

Grupo Continental, S.A.

- **285 mil** km² de Franquicia
- **12.6 millones** de Habitantes
- **853 mil** Clientes
- **10** Centros de Producción y Distribución
- **2** Centros de Producción
- **72** Centros de Distribución
- **2,144** Rutas de Ventas
- **4,787** Vehículos de distribución y apoyo al mercado
- **110** Productos y Presentaciones en el Mercado
- **13 mil 400** Colaboradores
- **670** Botellas unidad de consumo anual per cápita
- Grupo Continental representa el **15.6%** del volumen del Sistema Coca-Cola en México

Volumen Total de Ventas
352 millones de cajas unidad
Ventas + sampling 2004 (Total productos)



312
334
343
354
352
2000
2001
2002
2003
2004

Retorno sobre el Capital Invertido (%)



9.6
10.5
13.2
15.5
15.0
19.2
20.2
19.1
16.0
15.3
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

El año 2004, lo cerramos con el ROIC más alto dentro de los Grupos Embotelladores que cotizan en la Bolsa Mexicana de Valores.

Franquicia de Grupo Continental, S.A.


Mezcla de Ventas por Empaque
Refrescos + Agua embotellada
Personales
53.0%
Familiar
47.0%
No
Retornables
49.3%
Retornables
50.7%
Oficinas Corporativas
en Tampico, Tam.

Embotelladoras en:

1- Aguascalientes, Ags.
2- Ameca, Jal.
3- Durango, Dgo.
4- Guadalajara, Jal.
5- San Luis Potosí, SLP.
6- Tepatitlán, Jal.
7- Torreón, Coah.
8- Zacatecas, Zac.
9- Zapopan, Jal.

Centros de Distribución


Coca-Cola
MR
Guadalajara, Jalisco

Resultados Operacionales 2004

Enfocados en el Servicio

El año 2004 significó un nuevo reto para Grupo Continental; y gracias a la extraordinaria labor de todos los Colaboradores y al trabajo en equipo, fue posible adaptarnos rápida y eficientemente al nuevo entorno de mercado y ofrecer un servicio a la altura de las expectativas. Se establecieron las bases para enfrentar con mayor solidez el nuevo esquema de competencia que los consumidores demandan.

A continuación, se pesentan los resultados operacionales obtenidos por Grupo Continental en las diferentes categorías de bebidas no alcohólicas listas para tomar en las que participa, acorde con la metodología "NCCT" (New Continuous Consumer Tracking).

Volumen Total de Ventas


16.4%
22.1%
3.6%
57.9%

Millones de cajas unidad

Colas	203.5
Sabores	57.8
Agua garrafón	77.7
Agua embotellada y Nuevas categorías	12.6



Volumen y Participación de Mercado

Todas las Categorías

Adaptándonos al nuevo entorno de mercado, se continuó con la implementación de estrategias operativas, con lo que prácticamente logramos mantener nuestro volumen de ventas, llegando a 351.6 millones de cajas unidad, incluyendo bonificacionesy muestreos.

Con el volumen anterior, se obtuvo un consumo anual per cápita de 670 botellas unidad de productos de la Compañía Coca-Cola, 155 unidades más que el promedio nacional. Esta cifra continúa situándose dentro de las más altas del mundo.

La participación de la empresa en el mercado total de bebidas no alcohólicas listas para tomar se ubicó en un 39.6%, con lo que continuamos en línea con la meta establecida para el año 2006, la cual consiste en que 2 de cada 5 bebidas del mercado sean vendidas por nuestras embotelladoras.

"Estamos convencidos de que la solidez y dinamismo de nuestra organización son resultado de la conjunción armoniosa del esfuerzo y el talento individual"




lo bueno
Coca-Cola.
Coca-Cola

Coca-Cola®

Expo ANTAD, Guadalajara, Jalisco

Refrescos

Esta categoría continúa siendo la más importante para nuestro Grupo, al aportar al volumen total de ventas 261.3 millones de cajas unidad, de los cuales 203.5 millones correspondieron al segmento de colas y 57.8 millones al de sabores, dando como resultado un per cápita de 498 botellas unidad.

En el mercado total de bebidas no alcohólicas listas para tomar, nuestra participación en la categoría de refrescos se ubica en 29.3%.

Agua envasada

En el año 2004, el agua envasada aportó 89.7 millones de cajas unidad al volumen total de ventas.

De este volumen, el Agua Ciel Mineralizada aportó 3.2 millones de cajas unidad y el *Agua Ciel* en tamaños personales contribuyó con 8.8 millones.

El *Agua Ciel* en garrafón de 20 litros aportó 77.7 millones de cajas unidad, que representa 22.1 millones de garrafones. Dando seguimiento a esta presentación, se continuará la estrategia para ampliar la cobertura en los territorios del Grupo, en donde la inversión ofrezca una rentabilidad acorde con las expectativas.

La categoría de agua envasada obtuvo un 10.1% de participación en el mercado total de bebidas no alcohólicas listas para tomar, lo que representa un per cápita de 171 botellas unidad.

Otras Categorías

Continuando con el compromiso de estimular y expandir la preferencia por sus productos, la empresa mantiene un constante impulso en los nuevos segmentos de mercado, encaminado a cubrir las nuevas expectativas de los Consumidores.

Durante el año 2004, Grupo Continental obtuvo en el renglón de nuevas categorías 0.6 millones de cajas unidad, representando un consumo per cápita de una botella unidad, alcanzando una participación en el mercado total de bebidas no alcohólicas listas para tomar de 0.2%.

Desarrollo del mercado

Como parte fundamental del servicio que Grupo Continental ofrece a las comunidades a las que atiende, se continuó ofreciendo nuevos productos y presentaciones, los cuales nos permiten mantener un portafolio que cubre ampliamente las expectativas de nuestros Consumidores.

En este sentido, durante el año 2004 el Grupo realizó 195 eventos de lanzamiento de productos de la Compañía Coca-Cola, consistentes en nuevos empaques y la extensión de algunas marcas en el segmento de sabores y nuevas categorías, sobresaliendo los siguientes:

Volumen de Ventas por Canal


6.8%
1.0%
1.0%
1.7%
3.8%
7.0%
68.6%
10.1%

Abarrotes y misceláneas	**68.6%**
Restaurantes y fondas	**10.1%**
Tiendas de conveniencia y farmacias	**7.0%**
Bares	**3.8%**
Supermercados	**1.7%**
Escuelas	**1.0%**
Industrias y oficinas	**1.0%**
Otros	**6.8%**

Porcentaje de Absorción de la categoría de agua en el Volumen Total de Ventas de Bebidas del Grupo


17.8
21.4
24.0
26.0
25.5
2000
2001
2002
2003
2004



- Para la marca Coca-Cola los empaques de 450 ml. PET y 710 ml. PET.
- Reforzamos Coca-Cola Light con el empaque de 237 ml. vidrio no retornable.
- *En el segmento de sabores logramos una fuerte agitación del mercado, destacando el lanzamiento de Fanta Chamoy y Lift Manzana Golden en* tamaños personales para todos los territorios del Grupo.
- También en el segmento de sabores, se lanzó el empaque de 2.5 lts. PET en los territorios de Región Occidente, San Luis y Río Verde.
- *En las nuevas categorías tuvimos lanzamientos de Powerade Maracuyá* 600 ml. PET y Nestea Limón Light 400 ml. PET. Cabe señalar que el sabor Maracuyá fue conmemorativo de las Olimpiadas, donde Powerade fue Patrocinador Oficial.



Como resultado de todas estas acciones al cierre de 2004 se llegó a 110 diferentes presentaciones y productos.

Por otro lado, se desarrollaron 18 campañas promocionales destacando las siguientes:

- Trece se orientaron a Consumidores, entre las que se distinguen "Coca-Cola Gol Para", "Street Players", "Vasos Olímpicos", "Minibotellas" y "Osos Coca-Cola", entre otras.

- Dos promociones al Detallista, destacando la de "Detallista Seguro".

- Tres eventos de imagen de marca, que fueron "VII Copa Coca-Cola", "Rockola Coca-Cola" y "Caravana Coca-Cola".


Coca-Cola
toma lo bueno
Detallista Seguro
Seguro de Vida
y Gastos Médicos
contra accidentes

Dando seguimiento a nuestro Programa Institucional de Mercadotecnia por Canal, se continúa apoyando a los Clientes, a través de asesoría, capacitación, equipo y actividades de mercadeo diseñadas para su específico segmento de mercado.

Con este programa, en el año 2004 se atendieron a 51,172 Clientes de abarrotes, 7,807 de fondas y 3,799 escuelas, totalizando 62,778 Clientes participantes; 2,848 más que el año anterior.

Con el propósito de incrementar el volumen de ventas, se continuó con la instalación de equipos de enfriamiento, incluyendo refrigeradores, equipos "fountain" y máquinas "vending" expendedoras de refrescos, mismos que totalizaron 146,254 unidades desplegadas en el mercado, siendo 6 mil más que en el año previo.

Al cierre de 2004, Grupo Continental atiende a más de 853 mil Clientes, a quienes se les da servicio por medio de 2,144 rutas de ventas.

Los Clientes de Agua Ciel en Garrafón, que totalizaron 634 mil, 17 mil más que en el 2003, recibieron atención personalizada a través de la operación de 482 rutas de ventas, manteniendo a este producto como líder en el segmento de servicio contratado al hogar.


SÉPTIMA COPA
Coca-Cola


EDICIÓN ESPECIAL
JUEGOS OLÍMPICOS
PRUÉBALO!!!
POWERADE


"Seguimos adecuando nuestras instalaciones
para dar un mejor Servicio al Cliente
y lograr la Satisfacción del Consumidor"
Gomez Palacio, Durango

Inversión en infraestructura

Grupo Continental se ha esforzado en mantener una infraestructura moderna y eficiente en todas sus unidades de negocio y prueba de ello es la inversión de 247 millones de pesos en el año 2004, destacando especialmente los siguientes rubros:

Inversión en Infraestructura
Millones de pesos actualizados
al 31 de diciembre de 2004



414
495
620
663
247
2000
2001
2002
2003
2004

Construcciones realizadas

- Centro de Distribución "Belenes", en Zapopan, Jalisco.
- Centro de Distribución "Santa Rita", en Gómez Palacio, Durango.
- Planta de Tratamiento de Aguas Residuales, en el nuevo Centro de Producción en Aguascalientes, Aguascalientes.
- Ampliación al Centro de Producción en Durango, Durango.
- Ampliación al Centro de Distribución "Estadio" en Torreón, Coahuila.
- Ampliación a los Centros de Distribución Foráneos, en Rodeo Durango; y en Casimiro Castillo en Jalisco.



Equipamiento de Plantas

Vehículos



4,453
4,701
4,788
4,880
4,787
2000
2001
2002
2003
2004

Acorde a las exigencias del mercado y en línea con la estrategia de consolidación y racionalización de operaciones, en todas las plantas embotelladoras se continúan realizando las adaptaciones de las líneas de embotellado, principalmente orientadas a tamaños mayores.

Vehículos de distribución y apoyo al mercado

El parque vehicular alcanzó las 4,787 unidades al finalizar 2004.



Durango, Durango


AC VOLT
AC AMP
WATER
PURGE
FLUID
Coca-Cola
Sprite
Coca-Cola
Guadalajara, Jalisco

El Futuro

Los efectos de una economía globalizada se han reflejado como nunca antes en el entorno de negocio en el cual nos desempeñamos, es por esto que, para Grupo Continental continuará siendo de gran importancia el desarrollo de nuevos esquemas de negocio, los cuales permitan enfrentar con mayor solidez y rentabilidad la dinámica propia de la industria.

Como parte de la estrategia claramente definida, se continuará con la racionalización de las operaciones y la reducción sostenida de costos, lo anterior enmarcado en una administración flexible y adaptable que nos permita mantener el compromiso de servicio con todos nuestros Clientes y Consumidores.

De forma complementaria, continuaremos desarrollando nuestro portafolio de marcas, manejando cuidadosamente una arquitectura dinámica de precios y empaques, buscando siempre el equilibrio entre la competitividad y la rentabilidad de nuestros productos, así como crecer nuestra base de Consumidores, a través de lanzamientos y promociones dirigidas principalmente a los empaques personales.

Trabajaremos integralmente en la ejecución en el punto de venta, fortaleciendo todas nuestras marcas globales, principalmente Coca-Cola, con el apoyo de la nueva campaña publicitaria "Toma lo bueno". Continuaremos presentes, en todas las ocasiones de consumo, con el empaque y la marca adecuada.

A través de nuestros planes de segmentación, seguiremos implementando estándares de activación de imagen, equipo y productos, de acuerdo a las características de cada uno de nuestros Clientes, buscando la satisfacción de todos nuestros Consumidores.

Continuaremos reforzando nuestro compromiso de responsabilidad social, por lo que seguiremos respetando el medio ambiente para impulsar el desarrollo armónico de las comunidades a las que servimos; seguiremos poniendo todo nuestro empeño en el desarrollo de nuestros Colaboradores, los cuales son el recurso más importante con el que contamos.

En un mercado que día con día impone nuevos retos, queda claro para Grupo Continental que la base para asegurar la permanencia del negocio, es tomar parte activa en los cambios, y así poder afrontar un mercado cada vez más dinámico. La organización y sus integrantes han demostrado que con capacidad de innovación y entrega, siempre estaremos preparados para ser protagonistas en el mercado donde nos desempeñamos.

"En Grupo Continental, estamos enfocados en el servicio al Cliente y Consumidor que, con genuino interés y responsabilidad social, extendemos a todas las comunidades en donde desarrollamos nuestra actividad"

Consejo de Administración



Consejero	Suplente
Cynthia H. Grossman Presidente del Consejo (1983)(2,6)	Stacey S. Grossman Consejero Suplente (2002)(7)
Bruce E. Grossman Vicepresidente del Consejo (1977)(2,6)	Brett E. Grossman Consejero Suplente Consultor de Empresas e Inversionista Privado. (2001)(7)
Marcos Aguilar Romo Secretario del Consejo Director General, Grupo Continental, S.A. (1981)(2,7)	Pedro Manuel García Elizondo Consejero Suplente Director General Adjunto, Grupo Continental, S.A. (2002)(7)
Guillermo Verduzco y Sánchez Aldana Tesorero del Consejo Inversionista Privado. (1977)(3,7)	Roberto Martínez Garza Consejero Suplente Director Ejecutivo Jurídico y de Recursos Humanos Grupo Continental, S.A. (1993)(7)
Carlos Canseco González Inversionista Privado. (1977)(1,4)	Diego Alonso Hinojosa Aguerrevere Consejero Suplente Empresario e Inversionista Privado (2002)(4)
Harold T. Circuit Inversionista Privado. (1989)(3,4)	Germán Eichelmann Rodríguez Consejero Suplente Consultor de Empresas. (2004)(4)
Lawrence R. Cowart Consultor Externo de The Coca-Cola Company. (2001)(6)	Eduardo Arrocha Gío Consejero Suplente Vicepresidente y Director Jurídico de Coca-Cola de México (2000)(6)
José Domene Zambrano Vicepresidente General de Operaciones, Vitro. (1989)(4)	Carlos Sottil Cicero Consejero Suplente Consultor de Inversiones, Lehman Brothers (2002)(4)
Sergio Garza Treviño Empresario e Inversionista Privado. (1977)(1,4)	Sergio Garza Trejo Consejero Suplente Consultor de Empresas e Inversionista Privado (2002)(4)
Antonio López Rodríguez Consultor de Empresas e Inversionista Privado (1977)(3,4)	Ana Dolores López Pariente de León Consejero Suplente Consultor de Empresas (2002)(4)
Martín Machinandiarena López Presidente de Coca-Cola de México (1998)(1,6)	Ximena Zarazúa López Consejero Suplente Vicepresidente de Operaciones, Coca-Cola de México (2003)(6)
Sergio Romero Roaro Consultor de Empresas e Inversionista Privado (1980)(1,4)	Alfonso Siliceo Aguilar Consejero Suplente Consultor de Empresas (2002)(4)
Sergio Ruiz Garza Empresario e Inversionista Privado (1977)(2,4)	Alberto Alejandro Ruiz Garza Consejero Suplente Director General, Proyectos Arquitectónicos y Construcciones de Tampico (2002)(4)
Ernesto L. Tinajero Benavides Inversionista Privado (1982)(1,4)	Ernesto L. Tinajero Flores Consejero Suplente Empresario e Inversionista Privado (2002)(4)
Carlos Garza y Rodríguez Comisario Socio Director del Despacho de Contadores Independientes Horwath Castillo Miranda	Modesto Llarena Arriola Comisario Suplente Consultor de Empresas

El Consejo de Administración de Grupo Continental, S.A. es apoyado por los comités de (1) Auditoría, (2) Finanzas y Planeación (3) Evaluación y Compensación, quienes proporcionan análisis y recomendaciones al Consejo de Administración relativas a sus áreas de competencia. El Consejo está formado por 14 Consejeros Propietarios y sus respectivos Suplentes. De los Consejeros Propietarios, 8 tienen el carácter de Independiente, así como sus Suplentes.

(4) Consejero Independiente
(5) Consejero Patrimonial Independiente
(6) Consejero Patrimonial Relacionado
(7) Consejero Relacionado

El primer dato entre paréntesis corresponde al año de inicio como miembro del Consejo de Administración de Grupo Continental, S.A


Burton E. Grossman G.
1918-1999
"Que el camino siempre
que el viento siempre
sople a tus espaldas,
y que Dios les

De pie, izquierda a derecha: Modesto Llarena, Carlos Garza, Antonio López, Ernesto Tinajero, Roberto Martínez, Carlos Sottil, Brett E. Grossman, Guillermo Verduzco, Bruce E. Grossman, Pedro M. García, Cynthia H. Grossman, Lawrence R. Cowart, Diego A. Hinojosa, Sergio Ruiz, Marcos Aguilar.
Sentados, de izquierda a derecha: Sergio Romero, Carlos Canseco, Sergio Garza.

"Debemos guardar una profunda gratitud al pasado,
porque es cimiento del presente;
y un sentimiento de fe y esperanza al futuro,
porque éste es ilimitado"

Equipo Ejecutivo



Ejecutivos Corporativos

Marcos Aguilar Romo (36)
Director General

Pedro Manuel García Elizondo (33)
Director General Adjunto

Julián Guzmán Luna (29)
Director Ejecutivo de Operaciones

Baldomero Ponce Cruz (26)
Director Ejecutivo de Logística y Suministro

Miguel Angel Rábago Vite (28)
Director Ejecutivo de Finanzas

Roberto Martínez Garza (30)
Director Ejecutivo Jurídico y de Recursos Humanos

Carlos Lobato Pérez (31)
Director Técnico

Armando J. González Osante (31)
Director de Ingeniería Civil

Fred Daniel Acosta (30)
Director Contralor

Estanislao Molina Duque (32)
Director de Imagen y Servicios Corporativos

Eduardo De Gorordo Moreleón (26)
Director de Nuevos Negocios

Sergio García Casanova (13)
Director de Transporte

Miguel Angel Díaz Alonso (25)
Director de Tesorería

Sergio Serrano Vázquez (24)
Director de Sistemas de información

Directivos de Embotelladoras

Carlos Maya Castro (30)
Embotelladora Aguascalientes, S.A. de C.V.

Ignacio Lara Rodríguez (25)
Embotelladora Ameca, S.A. de C.V.

Oscar Aguirre Valdez (25)
Embotelladora de Tecomán, S.A. de C.V.

Sergio Aldape Contreras (29)
Embotelladora Fresnillo, S.A. de C.V.

Héctor Zaffa Arredondo (40)
Embotelladora Guadiana, S.A. de C.V.

Roberto Valdivia Cárdenas (24)
Embotelladora La Bufa, S.A. de C.V.

René Lara Elizondo (27)
Embotelladora La Favorita, S.A. de C.V.

Guillermo Avalos González (32)
Embotelladora Lagunera, S.A. de C.V.

Victor M. Olivares Maldonado (25)
Embotelladora Las Trojes, S.A. de C.V.

Armando Orta Orrantia (30)
Concentrados Los Altos, S.A. de C.V.

José Peregrino Brambila Bernal (26)
Embotelladora Rioverde, S.A. de C.V.

Jorge Elizondo Asturias (13)
Embotelladora San Luis, S.A. de C.V.

Fernando González Lasso (26)
Embotelladora Tangamanga, S.A. de C.V.

Arturo Ruiz Juárez (35)
Embotelladora Zapopan, S.A. de C.V.

Juan L. Gutiérrez Ramírez (31)
Embotelladora Zapopan, S.A. de C.V.

Gerentes Operativos

Francisco Javier Orendain González (23)
Embotelladora La Favorita, S.A. de C.V.
Centro de Distribución El Alamo

Jesús Cuauhtémoc Alanís Mercado (18)
Embotelladora La Favorita, S.A. de C.V.
Centro de Distribución San Rafael

Gerardo Arturo Bejarano Amador (25)
Embotelladora Lagunera, S.A. de C.V.
Centro de Distribución Estadio

Manuel G. Atilano Santoyo (26)
Embotelladora Lagunera, S.A. de C.V.
Centro de Producción San Agustín

Juan Ramón Villarreal Guzmán (23)
Embotelladora Lagunera, S.A. de C.V.
Centro de Producción Revolución

Rafael Ochoa Partida (29)
Embotelladora Zapopan, S.A. de C.V.
Centro de Distribución Belenes

Fausto Herrera Santana (36)
Embotelladora Zapopan, S.A. de C.V.
Centro de Distribución Huentitán

(*) Años de experiencia en la industria

Responsabilidad Financiera de la Administración

Compete a la administración de la empresa, la preparación de los estados financieros y toda información contenida en el presente informe. Su actividad contempla mantener la objetividad e integridad de los registros contables y la preparación de estados financieros, de conformidad con los Principios de Contabilidad Generalmente Aceptados en México.

La Dirección del Grupo, mantiene una adecuada estructura de control interno, a fin de proveer seguridad en los registros de todas sus transacciones y una rigurosa protección contra algún abuso significativo o pérdida de los activos de la empresa.

Esta estructura está sustentada en una profesional selección y entrenamiento de personal calificado, en políticas y procedimientos documentados, así como en un grupo de Auditores Internos.

Los estados financieros del Grupo fueron auditados por el despacho independiente de Contadores Públicos Certificados de Horwath Castillo Miranda.

El perfil profesional de nuestro Comisario se resume como sigue: Es Contador Público, con experiencia en firmas dedicadas a la auditoría de estados financieros y asesoría de negocios; pertenece al Instituto Mexicano de Contadores Públicos, A.C. y en consecuencia está obligado a observar la normatividad emitida por ese organismo. Cuenta con un amplio conocimiento en materia de normas de auditoría y principios de contabilidad; participa como Consejero y Comisario de diversas empresas nacionales e internacionales.

Los Comisarios de Grupo Continental, S.A. son: C.P. Carlos Garza y Rodríguez, propietario y C.P. Modesto Llarena Arriola, suplente. Ambos cuentan con el perfil profesional requerido, que les permite cumplir con sus obligaciones legales.

Su auditoría se efectuó conforme a las normas de auditoría generalmente aceptadas, mismas que incluyen consideración por la estructura de control interno de la empresa. Se incluye el Reporte de los Auditores Independientes.

El Consejo de Administración de Grupo Continental, S.A., actuando a través de su Comité de Auditoría, compuesto en su totalidad por miembros que no son colaboradores de la empresa, es responsable de validar que la Administración de la empresa cumpla con sus responsabilidades sobre el control financiero de las operaciones y la preparación de estados financieros.

El Comité de Auditoría sugiere al Consejo de Administración los candidatos para nombramiento de auditores externos.

El Comité de Auditoría tiene pleno y libre acceso, tanto a los Auditores Externos, como a los Auditores Internos con quienes se reúne para comentar el trabajo de auditoría, los controles internos de la empresa y asuntos relacionados con los reportes financieros.

Marcos Aguilar Romo
Director General

Miguel Angel Rábago Vite
Director Ejecutivo de Finanzas

GRUPO CONTINENTAL, S. A. y SUBSIDIARIAS

Estado de Resultados Consolidado de 1995 a 2004

(Millones de Pesos actualizados al 31 de Diciembre de 2004)

Utilidad de Operación



870
893
1,101
1,416
1,553
1,989
2,114
2,090
1,752
1,660
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04

Utilidad antes de ISR y PTU



822
843
1,131
1,446
1,615
2,114
2,204
2,242
1,899
1,635
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04

Utilidad Neta Mayoritaria



578
672
826
1,089
1,065
1,175
1,271
1,386
1,197
1,080
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04

Millones de pesos actualizados al 31 de diciembre de 2004

	2004
Ventas Netas	9,978
Costo de Ventas	4,656
Utilidad Bruta	5,322
Margen bruto	53.3%
Gastos de Operación	3,662
Porcentaje respecto a Ventas Netas	36.7%
Utilidad de Operación	1,660
Margen de Operación	16.6%
Costo Integral de Financiamiento	37
Otros Ingresos, Neto	12
Utilidad antes de ISR y PTU	1,635
ISR y PTU	693
Participación en Asociadas	139
Partida Discontinua	0
Utilidad Neta Consolidada	1,081
Utilidad Neta Minoritaria	1
Utilidad Neta Mayoritaria	1,080
Margen de Utilidad Neta Mayoritaria	10.8%

2003	2002	2001	2000	1999	1998	1997	1996	1995	Crecimiento Anual Compuesto **1995 - 2004** (10 Años)
10,469	10,676	10,750	9,877	8,823	8,025	7,002	6,504	6,828	**3.5%**
4,870	4,656	4,760	4,444	4,230	3,939	3,480	3,286	3,400	
5,599	6,020	5,990	5,433	4,593	4,086	3,522	3,218	3,428	**3.9%**
53.5%	56.4%	55.7%	55.0%	52.1%	50.9%	50.3%	49.5%	50.2%	
3,847	3,930	3,876	3,444	3,040	2,670	2,421	2,325	2,558	
36.8%	36.8%	36.0%	34.9%	34.5%	33.3%	34.6%	35.7%	37.5%	
1,752	2,090	2,114	1,989	1,553	1,416	1,101	893	870	**11.5%**
16.7%	19.6%	19.7%	20.1%	17.6%	17.6%	15.7%	13.7%	12.7%	
-106	-128	-51	-90	-42	-23	3	63	208	
41	24	39	35	20	7	33	13	160	
1,899	2,242	2,204	2,114	1,615	1,446	1,131	843	822	**13.7%**
847	976	1,056	1,006	716	625	507	373	363	
145	118	93	71	164	213	202	219	166	
0	0	-30	0	0	-55	0	0	12	
1,197	1,384	1,271	1,179	1,063	1,089	826	689	613	
0	-2	0	4	-2	0	0	17	35	
1,197	1,386	1,271	1,175	1,065	1,089	826	672	578	**11.9%**
11.4%	13.0%	11.8%	11.9%	12.1%	13.6%	11.8%	10.4%	8.5%	

Análisis de Resultados Financieros

Millones de Pesos actualizados al 31 de Diciembre de 2004				
	2004	%	2003	%
VENTAS NETAS	**9,978**	100.0	10,469	100.0
COSTO DE VENTAS	**4,656**	46.7	4,870	46.5
UTILIDAD BRUTA	**5,322**	53.3	5,599	53.5
GASTOS DE OPERACION	**3,662**	36.7	3,847	36.8
UTILIDAD DE OPERACION	**1,660**	16.6	1,752	16.7
COSTO INTEGRAL DE FINANCIAMIENTO	**37**	0.4	-106	-1.0
OTROS INGRESOS, NETO	**12**	0.1	41	0.4
UTILIDADES ANTES DE ISR Y PTU	**1,635**	16.3	1,899	18.1
ISR Y PTU	**693**	6.9	847	8.1
PARTICIPACION EN ASOCIADAS	**139**	1.4	145	1.4
UTILIDAD NETA CONSOLIDADA	**1,081**	10.8	1,197	11.4
UTILIDAD NETA MINORITARIA	**1**	0.0	0	0.0
UTILIDAD NETA MAYORITARIA	**1,080**	10.8	1,197	11.4

Flujo de Efectivo Libre

Millones de Pesos actualizados al 31 de Diciembre de 2004

Flujo de Efectivo de Operación (EBITDA)		**2,010**
Menos:		
Pago de Impuestos y PTU	793	
Pago de Dividendos	969	
Adquisición de Activo Fijo	247	
Dividendos recibidos de PIASA	-103	
Productos Financieros	-78	
Otros Ingresos, neto	-12	
Variaciones en Capital de Trabajo	46	**1,862**
Flujo de Efectivo Libre		**148**

Análisis de Resultados Financieros

El 2004 fue un año relevante para Grupo Continental, alcanzando un Margen de Operación del 16.6%, con una Utilidad Neta Mayoritaria de 1,080 millones de pesos.

El Flujo de Operación fue de 2,010 millones de pesos, es decir, 2.68 pesos por acción. El Flujo de Efectivo Libre totalizó 148 millones de pesos.

Ventas Netas

Las Ventas Netas al cierre de 2004 sumaron 9,978 millones de pesos, lo que representa una disminución de 4.7% respecto al 2003. Esta baja se debe a que el efecto inflacionario no ha podido ser trasladado a los precios de venta de nuestros productos a causa de la débil economía del país.



Ventas Netas
10,469
9,978
2003
2004

El volumen de ventas total que incluye refrescos, agua en tamaños personales, otras categorías de bebidas y agua en garrafón, alcanzó 344 millones de cajas unidad, sin considerar bonificaciones y muestreos. De éstos, 254 millones de cajas unidad fueron refrescos, 12 millones agua embotellada, 1 millón de otras categorías de bebidas y 77 millones agua Ciel en garrafón.



Costo de Ventas
4,870
4,656
2003
2004

Costo de Ventas

El Costo de Ventas fue de 4,656 millones de pesos, equivalentes al 46.7% de las Ventas Netas. Esto representa una disminución del 4.4% con relación al año 2003, debido a que los ahorros obtenidos en la consolidación de nuestros centros de producción han superado el aumento de precios en los costos del empaque y el azúcar.

Millones de pesos actualizados al 31 de diciembre de 2004


Gastos de Operación
3,847
3,662
2003
2004

Gastos de Operación

Este renglón totalizó 3,662 millones de pesos, un 36.7% de las Ventas Netas y una disminución del 4.8% respecto al año anterior. Esta baja se debe a las eficiencias y ahorros obtenidos con motivo de la reestructuración de las operaciones de nuestro grupo.


Utilidad de Operación
1,752
1,660
2003
2004

Utilidad de Operación

Ascendió a 1,660 millones de pesos; un 16.6% de las Ventas Netas, que comparado con el ejercicio anterior, muestra una disminución de 0.1 puntos porcentuales.


Costo Integral de Financiamiento
37
2003
2004
- 106

Costo Integral de Financiamiento

Este rubro alcanzó 37 millones de pesos, que representa un 0.4% de las Ventas Netas y se compara desfavorablemente con los 106 millones de pesos de utilidad del año anterior, debido a la disminución en la utilidad cambiaria generada por la reserva estratégica en dólares de la compañía.

Otros Ingresos, Neto

Este concepto alcanzó 12 millones de pesos, lo que representa un 0.1% de las Ventas Netas y una disminución de 0.3 puntos porcentuales respecto al año anterior.


Otros Ingresos
41
12
2003
2004

Millones de pesos actualizados al 31 de diciembre de 2004

Impuesto Sobre la Renta y Participación de los Trabajadores en las Utilidades (ISR y PTU)

Esta partida totalizó 693 millones de pesos, lo que equivale a 6.9% de las Ventas Netas. Las tasas de ISR y PTU vigentes al 31 de diciembre de 2004 son de 33% y 10% sobre sus respectivas bases gravables.


ISR y PTU
847
693
2003
2004



Participación en Asociadas

La participación en los resultados de nuestras compañías asociadas, ascendió a 139 millones de pesos, equivalentes a 1.4% de las Ventas Netas. Nuestra asociada Promotora Industrial Azucarera, S.A. de C.V., cuya actividad es la producción y venta de azúcar, contribuyó con 134 millones de pesos a esta partida; el resto fue aportado por Industria Envasadora de Querétaro, S.A. de C.V. y Andamios Atlas, S.A de C.V.


Participación en Asociadas
145
139
2003
2004

Utilidad Neta Mayoritaria

La Utilidad Neta Mayoritaria, ascendió a 1,080 millones de pesos, lo que representa un margen sobre Ventas Netas del 10.8%, y una Utilidad por Acción de 1.44 pesos.


Utilidad Neta Mayoritaria
1,197
1,080
2003
2004

Millones de pesos actualizados al 31 de diciembre de 2004

Horwath Castillo Miranda

Asamblea de Accionistas de
Grupo Continental, S. A.

Hemos examinado el balance general consolidado de Grupo Continental, S. A. y compañías subsidiarias y el balance general individual de Grupo Continental, S. A. al 31 de diciembre de 2004 y de 2003, y los estados consolidados e individuales de resultados, de movimientos en la inversión de los accionistas y de cambios en la situación financiera que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos, con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que están preparados de acuerdo con principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; así mismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados e individuales que se acompañan, presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Continental, S. A. y compañías subsidiarias y de Grupo Continental, S. A. al 31 de diciembre de 2004 y de 2003, los resultados de sus operaciones, los movimientos en la inversión de los accionistas y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con principios de contabilidad generalmente aceptados en México.

HORWATH CASTILLO MIRANDA

C.P.C. Carlos Rivas Ramos

Guadalajara, Jal.,
21 de enero de 2005

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2004

	31 de diciembre de	
	2004	2003
ACTIVO		
Circulante:		
Efectivo e inversiones temporales	$ 2,870,316	$ 2,722,272
Documentos y cuentas por cobrar:		
Clientes	308,240	279,086
The Coca-Cola Company	23,855	19,849
Deudores diversos	26,278	21,797
Impuestos por recuperar	14,146	79,930
Inventarios (Nota 5)	766,589	918,879
Suma el activo circulante	4,009,424	4,041,813
Inversiones en acciones (Nota 6)	958,057	934,237
Inmuebles, maquinaria y equipo, neto (Nota 7)	4,373,077	4,430,771
Otros activos no circulantes, neto (Notas 3-g y 9)	663,530	736,069
	$ 10,004,088	$ 10,142,890
PASIVO E INVERSION DE LOS ACCIONISTAS		
Pasivo a corto plazo:		
Proveedores (Nota 8)	$ 329,992	$ 360,261
Impuestos y otras cuentas por pagar	195,717	221,847
Participación de los trabajadores en las utilidades	173,501	168,947
Suma el pasivo a corto plazo	699,210	751,055
Pasivo a largo plazo:		
Estimación para compensaciones al personal (Nota 9)	273,358	294,247
Impuestos diferidos (Nota 12)	853,970	984,801
Contingencias y compromisos (Nota 13)		
	1,127,328	1,279,048
Suma el pasivo total	1,826,538	2,030,103
Inversión de los accionistas (Nota 10):		
Participación mayoritaria:		
Capital social	854,899	854,899
Prima en suscripción y recolocación de acciones	36,453	36,453
Insuficiencia en la actualización de la inversión de los accionistas	(683,185)	(635,789)
Efecto acumulado de impuesto sobre la renta diferido	(1,029,783)	(1,029,783)
Resultados de ejercicios anteriores	7,914,464	7,687,335
Utilidad neta	1,079,872	1,196,621
Suma la participación mayoritaria	8,172,720	8,109,736
Participación minoritaria (Nota 11)	4,830	3,051
	8,177,550	8,112,787
	$ 10,004,088	$ 10,142,890

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
ESTADO CONSOLIDADO DE RESULTADOS
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2004

	Años que terminaron el 31 de diciembre de	
	2004	2003
Ventas netas	$ 9,978,353	$ 10,468,863
Costo de ventas:		
Costo de ventas	4,533,597	4,745,815
Depreciaciones y amortizaciones	122,035	124,448
	4,655,632	4,870,263
Utilidad bruta	5,322,721	5,598,600
Gastos de operación:		
Venta	1,341,295	1,393,637
Publicidad y promoción	324,631	390,600
Transporte	418,307	429,186
Generales y de administración	1,350,309	1,414,445
Depreciaciones y amortizaciones	227,853	218,583
	3,662,395	3,846,451
Utilidad de operación	1,660,326	1,752,149
Costo integral de financiamiento:		
Intereses pagados	11,588	12,151
Intereses ganados	(85,965)	(74,196)
Utilidad en cambios, neto	(3,419)	(130,199)
Pérdida por posición monetaria	114,675	85,841
	36,879	(106,403)
Otros ingresos, neto	11,508	41,431
Utilidad antes de impuestos y participación en los resultados de compañías asociadas	1,634,955	1,899,983
Impuesto sobre la renta (Nota 12)	459,141	668,386
Participación de los trabajadores en las utilidades	233,730	179,463
	692,871	847,849
Utilidad antes de participación en los resultados de compañías asociadas	942,084	1,052,134
Participación en los resultados de compañías asociadas (Nota 6)	138,757	144,590
Utilidad neta consolidada	$ 1,080,841	$ 1,196,724
Participación mayoritaria	$ 1,079,872	$ 1,196,621
Participación minoritaria (Nota 11)	969	103
	$ 1,080,841	$ 1,196,724
Utilidad mayoritaria básica por acción (expresada en pesos) (Nota 3-p)	$ 1.44	$ 1.60
Promedio ponderado de acciones en circulación (000's) (Notas 3-p y 10)	750,000	749,983

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
ESTADO CONSOLIDADO E INDIVIDUAL DE MOVIMIENTOS EN LA INVERSION DE LOS ACCIONISTAS
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2004

	Capital social	Prima en suscripción y recolocación de acciones	Insuficiencia en la actualización de la inversión de los accionistas	Efecto acumulado de impuesto sobre la renta diferido	Resultados de ejercicios anteriores	Utilidad neta	Total
Saldos al 31 de diciembre de 2002	$ 854,899	$ 36,448	$ (618,900)	$ (1,029,783)	$ 6,907,313	$ 1,385,836	$ 7,535,813
Aplicación de la utilidad de 2002					1,385,836	(1,385,836)	
Dividendos pagados					(606,185)		(606,185)
Recolocación de acciones propias, neto		5			371		376
Utilidad integral (Notas 3-l y 12)			(16,889)			1,196,621	1,179,732
Saldos al 31 de diciembre de 2003	854,899	36,453	(635,789)	(1,029,783)	7,687,335	1,196,621	8,109,736
Aplicación de la utilidad de 2003					1,196,621	(1,196,621)	
Dividendos pagados					(969,492)		(969,492)
Utilidad integral (Notas 3-l y 12)			(47,396)			1,079,872	1,032,476
Saldos al 31 de diciembre de 2004	$ 854,899	$ 36,453	$ (683,185)	$ (1,029,783)	$ 7,914,464	$ 1,079,872	$ 8,172,720

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
ESTADO CONSOLIDADO DE CAMBIOS EN LA SITUACION FINANCIERA
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2004

	Años que terminaron el 31 de diciembre de	
	2004	2003
OPERACION:		
Utilidad neta	$ 1,080,841	$ 1,196,724
Cargos (créditos) a resultados que no requirieron efectivo:		
Participación en los resultados de compañías asociadas, neto de dividendos recibidos	(35,549)	(46,162)
Depreciaciones y amortizaciones	349,888	343,031
Provisión para compensaciones al personal	6,022	13,700
Impuestos diferidos	(104,358)	37,180
	1,296,844	1,544,473
Cambios en otras cuentas de operación:		
Documentos y cuentas por cobrar	28,143	(61,490)
Inventarios	81,936	(54,606)
Proveedores	(30,270)	17,596
Otros pasivos circulantes	(21,575)	(41,081)
Recursos generados por la operación	1,355,078	1,404,892
FINANCIAMIENTO:		
Aportación de los accionistas minoritarios	811	
Impuesto sobre la renta por pagar a largo plazo	(4,162)	(31,214)
Dividendos pagados	(969,492)	(606,185)
Recursos utilizados en actividades de financiamiento	(972,843)	(637,399)
INVERSION:		
Adquisición de activos fijos, neto	246,696	602,281
Recolocación de acciones propias, neto		(376)
Disminución en otros activos no circulantes, neto	(12,505)	(1,786)
Recursos utilizados en actividades de inversión	234,191	600,119
Aumento en efectivo e inversiones temporales	148,044	167,374
Efectivo e inversiones temporales al inicio del año	2,722,272	2,554,898
Efectivo e inversiones temporales al final del año	$ 2,870,316	$ 2,722,272

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A.
BALANCE GENERAL
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2004

	31 de diciembre de 2004	31 de diciembre de 2003
A C T I V O		
Circulante:		
Efectivo e inversiones temporales	$ 2,831,255	$ 2,661,365
Impuestos por recuperar	47,975	
Deudores diversos		63
Suma el activo circulante	2,879,230	2,661,428
Inversiones en acciones:		
Compañías subsidiarias	5,239,137	5,023,959
Compañías asociadas	932,059	896,192
Otras	4,894	15,878
	6,176,090	5,936,029
Crédito mercantil, neto (Nota 3-g)	481,320	517,090
	$ 9,536,640	$ 9,114,547
PASIVO E INVERSION DE LOS ACCIONISTAS		
Pasivo a corto plazo:		
Cuentas por pagar a compañías subsidiarias	$ 1,346,996	$ 966,000
Impuestos y cuentas por pagar	16,924	20,032
Impuesto sobre la renta		18,779
Contingencias y compromisos (Nota 13)		
Suma el pasivo a corto plazo	1,363,920	1,004,811
Inversión de los accionistas (Nota 10):		
Capital social	854,899	854,899
Prima en suscripción y recolocación de acciones	36,453	36,453
Insuficiencia en la actualización de la inversión de los accionistas	(683,185)	(635,789)
Efecto acumulado de impuesto sobre la renta diferido	(1,029,783)	(1,029,783)
Resultados de ejercicios anteriores	7,914,464	7,687,335
Utilidad neta	1,079,872	1,196,621
	8,172,720	8,109,736
	$ 9,536,640	$ 9,114,547

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A.
ESTADO DE RESULTADOS
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2004

	Años que terminaron el 31 de diciembre de	
	2004	2003
Ingresos por comisiones y mediaciones	$ 101,246	$ 103,428
Gastos de operación:		
Generales y de administración	47,480	30,635
Amortización del crédito mercantil	35,771	35,771
	83,251	66,406
Costo integral de financiamiento:		
Intereses pagados	132,059	186,983
Intereses ganados	(123,740)	(167,886)
Utilidad en cambios, neto	(3,438)	(130,444)
Pérdida por posición monetaria	80,766	57,954
	85,647	(53,393)
Otros (gastos) ingresos, neto	(24,059)	11,159
(Pérdida) utilidad antes de impuesto sobre la renta y participación en los resultados de subsidiarias y asociadas	(91,711)	101,574
Impuesto sobre la renta, neto (Nota 12)	10,457	(54,847)
(Pérdida) utilidad antes de participación en los resultados de subsidiarias y asociadas	(81,254)	46,727
Participación en los resultados de subsidiarias y asociadas	1,161,126	1,149,894
Utilidad neta	$ 1,079,872	$ 1,196,621

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A.
ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2004

	Años que terminaron el 31 de diciembre de 2004	2003
OPERACION:		
Utilidad neta	$ 1,079,872	$ 1,196,621
Cargos (créditos) a resultados que no requirieron efectivo:		
Participación en los resultados de subsidiarias y asociadas, neto de dividendos recibidos en efectivo por $ 861,354	(299,772)	
Amortización del crédito mercantil	35,771	35,771
	815,871	1,232,392
Cambios en otras cuentas de operación:		
Compañías subsidiarias	380,996	(461,755)
Otros activos y pasivos circulantes, neto	(69,799)	5,433
Recursos generados por la operación	1,127,068	776,070
FINANCIAMIENTO:		
Dividendos recibidos de subsidiarias y asociadas en exceso a su participación en los resultados		22,306
Dividendos pagados	(969,492)	(606,185)
Impuesto sobre la renta por pagar a largo plazo		(27,873)
Recursos utilizados en actividades de financiamiento	(969,492)	(611,752)
INVERSION:		
Inversión en acciones de subsidiarias	944	
Recolocación de acciones propias, neto		(376)
Disminución de otras inversiones en acciones, neto	(13,258)	(1,191)
Recursos provenientes de actividades de inversión	(12,314)	(1,567)
Aumento en efectivo e inversiones temporales	169,890	165,885
Efectivo e inversiones temporales al inicio del año	2,661,365	2,495,480
Efectivo e inversiones temporales al final del año	$ 2,831,255	$ 2,661,365

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS E INDIVIDUALES
AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2004 Y DE 2003
Cifras expresadas en miles de pesos de poder adquisitivo
al 31 de diciembre de 2004, excepto en donde se indique

1.- ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la "Compañía") es una sociedad controladora de compañías embotelladoras cuya actividad principal es la fabricación y venta de refrescos y agua purificada, que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana.

Los estados financieros individuales de Grupo Continental, S.A. han sido preparados para cumplir con las disposiciones legales a que está sujeta la Compañía como una entidad jurídica independiente. La evaluación de la situación financiera y de los resultados de operación de Grupo Continental, S.A. debe basarse en los estados financieros consolidados que también se presentan.

2.- BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

Al 31 de diciembre de 2004, las subsidiarias de Grupo Continental, S.A. incluidas en la consolidación son las siguientes:

Embotelladoras	% de participación	**Otras empresas comerciales y de servicios**	% de participación
Embotelladora Aguascalientes, S. A. de C.V.	99.99	Concentrados Industriales, S. A. de C.V.	99.99
Embotelladora Ameca, S. A. de C.V.	99.99	Sociedad Industrial, S. A. de C.V.	99.99
Embotelladora Guadiana, S. A. de C.V.	99.99	Alianzas y Sinergias, S.A. de C.V.	99.99
Embotelladora La Favorita, S. A. de C.V.	99.99	Servicios Ejecutivos Continental, S.A.	51.00
Embotelladora La Bufa, S. A. de C.V.	99.99		
Embotelladora Lagunera, S. A. de C.V.	99.99	**Inmobiliarias**	
Embotelladora Las Trojes, S. A. de C.V.	99.99	Fomento de Aguascalientes, S. A. de C.V.	99.99
Embotelladora Los Altos, S. A. de C.V.	99.99	Fomento Durango, S. A. de C.V.	99.99
Embotelladora Rioverde, S. A. de C.V.	99.99	Fomento Mayrán, S. A. de C.V.	99.99
Embotelladora San Luis, S. A. de C.V.	99.99	Fomento Potosino, S. A. de C.V.	99.99
Embotelladora Tangamanga, S. A. de C.V.	99.99	Fomento Río Nazas, S. A. de C.V.	99.99
Embotelladora Fresnillo, S. A. de C.V.	99.99	Fomento San Luis, S. A. de C.V.	99.99
Embotelladora Zapopan, S. A. de C.V.	99.99	Fomento Zacatecano, S. A. de C.V.	99.99
Embotelladora de Tecomán, S.A. de C.V.	99.99	Grossman y Asociados, S. A. de C.V.	99.99
		Inmobiliaria Favorita, S. A. de C. V.	99.99

Con efectos a partir del 1° de marzo de 2004, Embotelladora Guadalupe Victoria, S.A. de C.V. fue fusionada con Embotelladora Guadiana, S.A. de C.V., prevaleciendo ésta última, así también, a partir del 1° de octubre de 2004, Embotelladora de Coahuila, S.A. de C.V. y Embotelladora Gómez Palacio, S.A. de C.V. fueron fusionadas con Embotelladora Lagunera, S.A. de C.V., prevaleciendo ésta última.

Con fecha 27 de septiembre de 2004 fue constituida Alianzas y Sinergias, S.A. de C.V., cuyas principales actividades serán operar como tenedora de las acciones y prestar servicios a empresas que se dedicarán a actividades comerciales diferentes al de la Compañía. A la fecha de emisión de estos estados financieros no ha iniciado operaciones.

El 1° de mayo de 2003, Mercadotecnia de Occidente, S. A. de C. V. fue fusionada con Embotelladora La Favorita, S.A. de C.V., prevaleciendo ésta última.

3.- PRINCIPALES POLITICAS CONTABLES

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con los principios de contabilidad generalmente aceptados en México:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado. Al 31 de diciembre de 2004 y 2003, el efectivo e inversiones temporales incluye depósitos a corto plazo por $ 2,828,706 y $ 2,657,577, respectivamente.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). La Compañía estima que estos cargos a resultados serían similares a los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

e) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC. Véase Nota 6.

f) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran originalmente a su costo y posteriormente se actualizan mediante la aplicación a su costo de adquisición de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos. Véase Nota 7.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas. Se actualiza aplicando a los importes históricos, factores derivados del INPC y se amortiza en línea recta en un período no mayor de 20 años. Al 31 de diciembre de 2004 y de 2003 el crédito mercantil acumulado, neto, ascendía a $ 481,320 y $ 517,090, respectivamente, y se incluye en otros activos no circulantes en el balance general consolidado. De acuerdo con las disposiciones del Boletín B-7, "Adquisiciones de negocios", vigente a partir del 1° de enero de 2005, este crédito mercantil ya no se amortizará, sin embargo, a partir de 2004 está sujeto a la prueba de deterioro mencionada en el siguiente inciso. La amortización cargada a los resultados de 2004 y de 2003 fue de $ 35,771 en cada año.

h) Deterioro en el valor de los activos de larga duración

La Compañía y sus subsidiarias revisan el valor en libros de sus inmuebles, maquinaria y equipo y del crédito mercantil para detectar algún indicio de deterioro que indique que el valor en libros de los mismos pudiera no ser recuperable total o parcialmente, de conformidad con el Boletín C-15, "Deterioro en el valor de los activos de larga duración y su disposición". Para determinar si existe un deterioro en el valor, se compara el valor de uso de la unidad generadora de efectivo, que consiste en determinar los flujos de efectivo descontados durante su vida útil remanente, contra su valor en libros. Si el valor en libros es superior al valor de uso, la diferencia se reconoce en los resultados del año.

i) Impuesto sobre la renta (ISR) y participación
de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4, "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad". El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la PTU que se presuma que provocarán un beneficio o que se pagarán en el futuro.

Grupo Continental, S.A. determina el ISR del año con base en el resultado fiscal consolidado. Véase Nota 12.

j) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicio y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. A partir de 2004, dos subsidiarias modificaron su plan de pensiones para que la edad de retiro sea de 65 años, debiendo tener como mínimo 15 años de servicio. Este nuevo plan es de "contribución definida", en el cual las subsidiarias y los colaboradores aportarán montos de efectivo preestablecidos a un fondo en fideicomiso irrevocable. El resto de las subsidiarias también efectúan contribuciones anuales a fondos en fideicomiso irrevocables, basadas en cálculos actuariales. Las contribuciones totales a los fondos mencionados ascendieron a $ 76.0 y $ 75.2 millones de pesos en 2004 y 2003, respectivamente. Las aportaciones al plan de contribución definida ascendieron a $ 9,625. Los pagos realizados por el fideicomiso a los empleados pensionados ascendieron a $ 42,757 y $ 75,345 durante 2004 y 2003, respectivamente.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

El costo de las primas de antigüedad y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, "Obligaciones laborales", elaborados por peritos independientes. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios prestados con sueldos proyectados. Véase Nota 9.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

k) Transacciones en dólares

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del periodo, se aplican a los resultados. Véase Nota 4.

l) Utilidad integral

La "utilidad integral" representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron directamente a la inversión de los accionistas.

m) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

n) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento. Durante los años que terminaron el 31 de diciembre de 2004 y de 2003, los activos monetarios excedieron a los pasivos monetarios y, consecuentemente, se registró una pérdida monetaria en el estado consolidado e individual de resultados.

o) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 45% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 30 días en promedio.

p) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. En 2003 existió recompra y recolocación de acciones.

q) Información financiera por segmentos

Como se indica en la Nota 1, Grupo Continental, S. A. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las embotelladoras son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

4.- ACTIVOS Y PASIVOS EN DOLARES

Al 31 de diciembre de 2004 se tenían activos y pasivos por 183.7 y 0.8 millones de dólares, respectivamente, que se incluyen en el balance general consolidado al equivalente en moneda nacional que resultó de aplicar el tipo de cambio de 11.22 pesos por un dólar.

En los años que terminaron el 31 de diciembre de 2004 y de 2003, las transacciones en dólares más importantes incluyen la adquisición de maquinaria y equipo por 2.8 y 7.8 millones de dólares, respectivamente.

Al 21 de enero de 2005, fecha de emisión de los estados financieros, el tipo de cambio fue de 11.25 pesos por un dólar.

5.- INVENTARIOS

	31 de diciembre de	
	2004	2003
Productos terminados	$ 112,894	$ 127,691
Productos en proceso	4,348	6,410
Materias primas	94,892	114,227
Almacén general	12,630	31,728
Refacciones y herramientas	119,058	113,802
Cajas y envases retornables	402,490	470,920
Mercancías en tránsito	20,206	53,647
Anticipos a proveedores	71	454
	$ 766,589	$ 918,879

6.- INVERSIONES EN ACCIONES

Las inversiones en acciones que posee la Compañía se integran como sigue:

	Porcentaje de participación	Inversión en acciones	Participación en resultados
31 de diciembre de 2004:			
Promotora Industrial Azucarera, S.A. de C.V. (1)	49.00	$ 798,423	$ 133,658
Industria Envasadora de Querétaro, S.A. de C.V. (2)	17.51	72,802	2,222
Andamios Atlas, S.A. de C.V. (3)	24.41	60,834	2,877
Total inversión en compañías asociadas		932,059	138,757
Otras inversiones		25,998	
		$ 958,057	$ 138,757
31 de diciembre de 2003:			
Promotora Industrial Azucarera, S.A. de C.V.	49.00	$ 772,025	$ 138,681
Industria Envasadora de Querétaro, S.A. de C.V.	17.51	67,738	1,833
Andamios Atlas, S.A. de C.V.	24.41	56,429	4,076
Total inversión en compañías asociadas		896,192	144,590
Otras inversiones		38,045	
		$ 934,237	$ 144,590

(1) Esta empresa se dedica a la producción y venta de azúcar, siendo el único proveedor de esta materia prima de las embotelladoras subsidiarias de la Compañía. (Véase Notas 8 y 14).

(2) Empresa que produce refresco en lata, vendiendo parte de su producción a las embotelladoras subsidiarias de la Compañía. (Véase Notas 8 y 14).

(3) Su actividad principal es la fabricación, arrendamiento y compra-venta de andamios y maquinaria para la construcción.

7.- INMUEBLES, MAQUINARIA Y EQUIPO

	31 de diciembre de		Depreciación anual promedio
	2004	2003	%
Edificios	$ 2,093,611	$ 1,965,006	2.0
Equipo de fábrica	2,601,647	2,472,431	5.8
Equipo anticontaminante	110,561	97,957	4.8
Equipo de transporte	1,607,470	1,673,009	6.7
Mobiliario y otros equipos	595,613	555,772	10.9
	7,008,902	6,764,175	
Depreciación acumulada	(3,457,282)	(3,284,266)	
	3,551,620	3,479,909	
Terrenos	740,513	718,722	
Obras y equipos en proceso y anticipos	80,944	232,140	
	$ 4,373,077	$ 4,430,771	

El mobiliario y otros equipos correspondiente a 2004 incluye $ 45,218 de refrigeradores entregados a clientes a través de contratos en comodato durante dicho año. Hasta 2003 la Compañía los registraba como gastos de publicidad y promoción. El importe de los refrigeradores entregados a clientes en comodato y registrados como gastos de publicidad y promoción durante 2003 fue de $ 51,120.

8.- PROVEEDORES

Al 31 de diciembre de 2004 y de 2003, el saldo de proveedores incluye $ 136,266 y $ 166,988, respectivamente, a favor de The Coca-Cola Company, compañía relacionada, por la compra de concentrado. Estos importes son pagaderos a 30 días y devengan una tasa de interés equivalente a 2 puntos menos que la TIIE. (Véase Nota 14).

A esas mismas fechas se incluyen $ 89,138 y $ 96,349, respectivamente, de cuentas por pagar a compañías asociadas por compra de azúcar y refrescos enlatados. (Véase Nota 14).

9.- COMPENSACIONES AL PERSONAL

La integración del costo neto de primas de antigüedad y de los planes de pensiones mencionados en la Nota 3-j se analiza a continuación:

	Primas de antigüedad	Plan de pensiones	Total 2004	Total 2003
Costo laboral	$ 5,064	$ 33,915	$ 38,979	$ 48,491
Costo financiero	2,455	43,309	45,764	47,183
Rendimiento de los activos del plan		(30,896)	(30,896)	(33,012)
Amortización del pasivo de transición	11	21,146	21,157	21,332
Amortización de los servicios anteriores y modificaciones al plan	(92)	1,754	1,662	1,744
Amortización de las variaciones en supuestos y ajustes por experiencia	53	3,477	3,530	2,042
Costo neto del periodo	$ 7,491	$ 72,705	$ 80,196	$ 87,780

La determinación del pasivo por concepto de primas de antigüedad y pensiones se resume a continuación:

	Primas de antigüedad	Plan de pensiones	Total 2004	Total 2003
Obligación por beneficios actuales	$ 57,596	$ 930,462	$ 988,058	$ 993,829
Valor presente de obligaciones por beneficios con respecto al incremento en los salarios	2,784	141,143	143,927	81,928
Obligación por beneficios proyectados	60,380	1,071,605	1,131,985	1,075,757
Activos del plan ($ 776,799 a su valor de mercado)		692,483	692,483	684,845
	60,380	379,122	439,502	390,912
Pasivo neto de transición por amortizar	121	(202,732)	(202,611)	(236,137)
Servicios anteriores y modificaciones al plan no amortizados	(676)	(20,362)	(21,038)	(22,133)
Variaciones en supuestos y ajustes por experiencia por amortizar	1,080	(122,993)	(121,913)	(44,724)
Pasivo neto proyectado	60,905	33,035	93,940	87,918
Pasivo adicional	423	178,995	179,418	206,329
Pasivo total	$ 61,328	$ 212,030	$ 273,358	$ 294,247

La contracuenta del pasivo adicional existente al 31 de diciembre de 2004 y de 2003, forma parte de los otros activos no circulantes incluidos en el balance general consolidado.

Los supuestos más importantes utilizados en la determinación del costo neto del período de los planes son los siguientes:

	Primas de antigüedad	Plan de pensiones
Tasa de descuento utilizada para reflejar el valor presente de las obligaciones	4.5%	4.5%
Tasa de incremento en los niveles de sueldos futuros	0.5%	0.5%
Promedio de servicios futuros remanentes	11 años	10 años

10.- INVERSION DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos. Al 31 de diciembre de 2004, el saldo de la CUFIN y CUCA de la Compañía ascendía a $ 2,981,323 y $ 563,967, respectivamente.

Los dividendos pagados fueron como sigue:

	Años que terminaron el 31 de diciembre de	
	2004	2003
Dividendos pagados	$ 969,492	$ 606,185
Acciones emitidas (miles)	750,000	750,000
Dividendo por acción (en pesos)	1.29	0.808
Dividendo por acción (en pesos nominales)	1.25	0.750

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2004, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados.

Al 31 de diciembre de 2004 y de 2003 no se tenían acciones propias en tesorería, sin embargo durante 2003 existió recompra y recolocación de acciones propias. Al 31 de diciembre de 2004 las utilidades acumuladas incluyen $ 150,000 de reserva para recompra de acciones propias.

11.- PARTICIPACION MINORITARIA

Como se menciona en la Nota 2, la Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

12.- IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y CONSOLIDACION FISCAL

La Compañía está sujeta al Impuesto Sobre la Renta (ISR) y al Impuesto al Activo (IA). El ISR se calcula considerando los efectos de la inflación para fines fiscales. El ISR se calcula en términos de pesos cuando se realizan las transacciones y no en términos de pesos de poder adquisitivo al fin de cada ejercicio. La Compañía tiene autorización de la Secretaría de Hacienda y Crédito Público para presentar las declaraciones de ISR e IA sobre bases consolidadas.

De acuerdo con la Ley del ISR vigente hasta el 31 de diciembre de 2001, la tasa aplicable de ISR era del 35%, sin embargo se estableció la opción de pagar el 30% sobre la utilidad fiscal reinvertida (UFIRE). Al 31 de diciembre de 2004 existe un pasivo por dicho impuesto que asciende a $ 79,844, el cual se presenta en el pasivo a largo plazo en el balance general consolidado y proviene exclusivamente de las subsidiarias.

De conformidad con las reformas a la Ley del ISR vigentes a partir del 1° de enero de 2005, la tasa aplicable de ISR para 2005 será del 30%, en 2006 será del 29% y del 2007 en adelante será del 28%. En 2004 y 2003 la tasa de ISR fue del 33% y 34%, respectivamente.

El IA se determina aplicando la tasa del 1.8% al valor actualizado de los activos menos algunos pasivos. Este impuesto se paga por la porción que exceda al ISR en el ejercicio. Adicionalmente, se podrá acreditar contra el IA causado en el ejercicio las diferencias actualizadas del ISR menos el IA causados en los tres ejercicios inmediatos anteriores. El IA pagado actualizado puede recuperarse a través de devolución en los diez años siguientes, a partir de la fecha en que se causó. Dicha devolución procederá siempre y cuando el ISR sea mayor al IA en alguno de estos ejercicios y hasta por el monto de esta diferencia.

El análisis del ISR cargado a los resultados consolidados es como sigue:

	Años que terminaron el 31 de diciembre de	
	2004	2003
ISR causado	$ 622,373	$ 640,068
ISR diferido	(73,130)	28,318
	549,243	668,386
Reducción del ISR por disminución de tasas (*)	(90,102)	
	$ 459,141	$ 668,386

(*) Como se menciona en la Nota 3-i, la tasa de ISR que se aplica a las diferencias temporales es la que estará vigente al momento en que se estime que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán. Derivado del cambio de tasas antes mencionado, la Compañía ajustó en 2004 su correspondiente pasivo por ISR diferido.

La conciliación entre la tasa nominal y efectiva del ISR se muestra a continuación:

	Años que terminaron el 31 de diciembre de	
	2004	2003
Tasa nominal de ISR	33.0 %	34.0 %
Diferencias permanentes:		
Gastos no deducibles	1.2	0.7
Amortización del crédito mercantil	0.7	0.6
Otras	(0.1)	(0.1)
PTU diferido	(1.2)	
	33.6	35.2
Efecto por reducción de tasas	(5.5)	
Tasa efectiva de ISR	28.1 %	35.2 %

A continuación se muestra un resumen de las principales partidas temporales que integran el pasivo por ISR diferido al 31 de diciembre de 2004:

	Diferencia temporal	ISR diferido
Inventarios	$ 646,014	$ 195,988
Activos fijos	1,989,986	559,228
Provisión para compensaciones al personal	(93,940)	(26,303)
PTU diferido	(65,398)	(19,620)
Otras partidas, neto	(6,288)	(1,870)
	$ 2,470,374	$ 707,423

Del efecto total de ISR diferido de 2004, $ 22,311 fueron acreditados al capital contable y se incluyen en la insuficiencia en la actualización de la inversión de los accionistas en el renglón de la utilidad integral ($ 9,949 en 2003).

La participación de los trabajadores en las utilidades (PTU) cargada a los resultados de 2004 y de 2003, incluye un cargo de $ 58,485 y $ 8,270 de PTU diferida, respectivamente. Al 31 de diciembre de 2004 el pasivo por este concepto asciende a $ 66,703.

El 1° de diciembre de 2004 se publicaron las reformas fiscales para el 2005. En dichas modificaciones se deja sin efecto la deducción fiscal correspondiente a las adquisiciones de mercancías y a partir de 2005 será deducible el costo de lo vendido, lo que origina que los inventarios al 31 de diciembre de 2004 que hubieren sido deducidos como compras serán no deducibles cuando se consuman en 2005 o en ejercicios posteriores. Sin embargo, se establece una opción para poder deducir dichos inventarios cuando sean consumidos, la cual consiste en acumular los inventarios al 31 de diciembre de 2004 en varios años, de conformidad con la rotación que se tenga de los mismos. El plazo para acumular el valor de los inventarios oscila entre 4 y 12 años. La Compañía estima que sus subsidiarias los acumularán en aproximadamente 6 años. El pasivo del ISR que se causará por este cambio ya está incluido dentro del pasivo por ISR diferido.

13.- CONTINGENCIAS Y COMPROMISOS

a) Durante el año 2000, la mayoría de las embotelladoras del Grupo fueron denunciadas ante la Comisión Federal de Competencia (CFC) por la compañía Pepsico y otras embotelladoras, por supuestas prácticas monopólicas. Con motivo de lo anterior, la CFC emitió un oficio de presunta responsabilidad y otro de apercibimiento, mediante el cual se ordenaba la suspensión de los contratos de exclusiva que se tuvieran firmados con los clientes, así como no celebrar en el futuro este tipo de contratos.

En Junio de 2003, la CFC inició una nueva investigación por supuestas prácticas monopólicas relativas y en Agosto de 2004 emitió un oficio de presunta responsabilidad en contra de Embotelladora La Favorita, S.A. de C.V. y Embotelladora Zapopan, S.A. de C.V. Las pruebas pertinentes fueron presentadas y se espera sean citadas dichas empresas para formular alegatos ante la CFC.

En opinión de los ejecutivos principales del Grupo y de sus asesores legales, las embotelladoras denunciadas no realizan prácticas monopólicas, ya que el mercado en el que operan se refiere a refrescos con y sin gas, agua purificada, bebidas con jugo, lácteos, jugos y otros productos no alcohólicos listos para beber, el cual es más amplio que el considerado por la CFC. Se considera que las resoluciones finales de las demandas de amparo en trámite serán a favor de las empresas denunciadas y, en caso de que hubiere una confirmación de la resolución de la CFC, sus efectos no contemplan sanciones económicas.

b) Servicios Ejecutivos Continental, S.A., subsidiaria de la Compañía, celebró un contrato de arrendamiento por un avión para prestar servicios de transporte aéreo. El 1° de abril de 2004 se modificó el contrato original. Las condiciones más importantes establecidas en el contrato se mencionan a continuación:

- El plazo del arrendamiento vence en abril de 2011, con una renta básica mensual de 198,771 dólares, neto de los impuestos correspondientes. Grupo Continental, S.A. es garante del contrato. En caso de rescindir el contrato en forma anticipada, la subsidiaria se obliga a pagar la diferencia entre las rentas no cubiertas (aplicando una tasa de descuento) y el valor de mercado del avión.

- El arrendatario se obliga a asegurar el avión a favor del arrendador por un importe decreciente no menor al 110% del valor aproximado del avión, así como absorber todos los gastos inherentes a su operación.

14.- PARTES RELACIONADAS

A continuación se mencionan las transacciones más importantes celebradas por Grupo Continental, S.A. y sus subsidiarias con partes relacionadas, así como las realizadas por la Compañía con sus subsidiarias:

	CONSOLIDADO		INDIVIDUAL	
	Años que terminaron el 31 de diciembre de			
	2004	2003	2004	2003
Ingresos:				
Comisiones y mediaciones			$ 101,245	$ 103,294
Intereses cobrados			37,909	93,490
Costos y gastos:				
Compra de concentrado	$ 1,470,755	$ 1,588,769		
Publicidad pagada	172,488	221,495		
Compra de azúcar	906,222	968,132		
Compra de refrescos enlatados	310,643	318,092		
Servicios de transporte aéreo			15,742	15,548
Intereses pagados			131,091	184,740
Servicios pagados			5,228	5,473

Glosario

Embotellador de Coca-Cola o Planta Embotelladora: Empresa que compra concentrados o jarabes de The Coca-Cola Company, para convertirlos en productos terminados, para empacarlos y venderlos a sus clientes.

The Coca-Cola Company: A más de 100 años de su fundación, es la principal compañía del mundo en la fabricación, comercialización y distribución de concentrados y jarabes para bebidas no alcohólicas, utilizados para producir más de 300 marcas de refrescos líderes en sus mercados en más de 200 países del mundo.

Botella Unidad: El equivalente a 8 onzas ó 237 mililitros de fluido.

Caja Unidad: Unidad de medida igual a 24 botellas unidad.

Cliente: Dueño de tienda u otro establecimiento que vende o sirve los productos del Grupo directamente a los consumidores.

Cliente Consumidor: Persona que adquiere directamente, en rutas de servicio al hogar o centros de distribución y venta del Grupo, los productos que se le ofrecen para su consumo.

Consumidor: Persona que adquiere en tiendas u otros establecimientos de clientes, para su consumo, los productos del Grupo.

Consumo Per Cápita: Promedio de botellas unidad consumidas por persona, por año, en un mercado específico. El Grupo calcula su consumo per cápita multiplicando su volumen de cajas unidad por 24 y dividiendo el resultado entre el número de habitantes del territorio de su franquicia.

EBITDA: Siglas en inglés de indicador financiero que traducido al español significa Utilidad de Operación antes de Intereses e Impuestos más Depreciaciones y Amortizaciones (Earnings Before Interest, Taxes, Depreciation and Amortization)

Fountain: Equipo dispensador utilizado por expendios minoristas para servir el producto en vasos para su consumo inmediato.

Mercado: Área geográfica en la que el Grupo realiza sus operaciones, conforme lo define su territorio de franquicia.

NARTD: Siglas en inglés que se utilizan para identificar a las bebidas comerciales envasadas no alcohólicas listas para tomar (Non-Alcoholic Ready To Drink)

NCCT: Siglas en inglés que se utilizan para identificar la herramienta estratégica y táctica que permite medir actitud y comportamiento de los consumidores respecto a las diferentes categorías de bebidas. Su aplicación en campo está a cargo de la firma Research International y el procesamiento es realizado por Information Tools Ltd., agencias avaladas por The Coca-Cola Company (New Consumer Continuous Tracking)

ROIC: Siglas en inglés de indicador financiero que traducido al español significa Retorno Sobre el Capital Invertido (Return On Invested Capital)

Vending: Máquina automática expendedora de bebidas frías envasadas.

Volumen de Cajas Unidad: Número de cajas unidad que se venden a clientes y clientes consumidores; es el indicador de ventas que utiliza la industria de bebidas comerciales envasadas no alcohólicas listas para tomar, en un mercado particular.

Directorio de la Empresa

Oficinas Corporativas

Domicilio
Avenida Hidalgo No. 2303
Col. Smith
Tampico, Tam. México 89140

Apartado Postal No. 664
Tampico, Tam. México 89000

Teléfono
(833) 241-25-00

Fax
(833) 241-25-77

Internet
www.contal.com

E-mail
tampico@contal.com

Oficinas en la Ciudad de México

Bosque de Duraznos No. 65-907
Bosques de las Lomas
Delegación Miguel Hidalgo
México, D.F. 11700

Apartado Postal No. 41882
México, D.F. 11000

Tel: (55) 5596-58-60
Fax: (55) 5596-58-67

Diseño:
Eduardo Fajardo
Eduardo Díaz
Oskar Ventura
Arturo Pérez

Fotografía:
Eduardo Fajardo

Impresión:
Artes Gráficas Panorama

Impreso:
En papeles reciclados y reciclables

www.contal.com

MAIN RESOLUTIONS PASSED AT THE GENERAL ORDINARY SHAREHOLDERS MEETING OF GRUPO CONTINENTAL, S.A., HELD ON APRIL 21, 2005.

- The Annual Report of the Board of Directors, the Financial Statements as of December 31, 2004 and the Report given by the Shareholders' Representative were approved.

- The report of the Auditing Committee was presented and approved.

- The agreements and acts performed by the Board of Directors during 2004 were ratified.

- It was agreed to transfer $1,079'871,873.00 resulting from the profit of the Fiscal Year which ended on December 31, 2004 to the account resulting from previous Fiscal Years and take from such account $1,875'000,000.00 that come from the Net Tax Profit Accounts, in order to pay a cash dividend of $2.50 per share, to each one of the outstanding 750 million Ordinary Series I, issuance 2003 shares. It was also approved that the payment of the dividend will be made in a single installment, starting from May 10, 2005, upon delivery of the coupon number 2 of the aforementioned shares.

- The report regarding the management of the Company's Repurchase Fund of Shares for the fiscal year 2004, was presented and approved.

- The proposal for the establishment of $150 Million Pesos as the maximum amount assigned for the company's Repurchase Fund of Shares for the Fiscal Year 2005 was approved.

- The new Board of Directors was elected as follows:

PROPRIETARY DIRECTORS	ALTERNATE DIRECTORS
Cynthia H. Grossman	Christopher Grossman
Bruce E. Grossman	Brandon E. Grossman
Marcos Aguilar Romo	Roberto Martinez Garza
Lawrence R. Cowart	Eduardo Arrocha Gio
German Eichelmann Rodriguez	Jaime Zorrilla de la Garza Evia
Pedro Manuel Garcia Elizondo	Miguel A. Rabago Vite
Diego A. Hinojosa Aguerrevere	David Gomez Fuentes
Felipe Jimenez	Jorge Antonio Tirado Del Pozzo
Modesto Llarena Arriola	Manuel Ramirez Pineda
Daniel Sayre	Xiemar Zarazua Lopez
Teodoro Circuit	

  Mrs. Cynthia H. Grossman was appointed as the Chairman of the Board as well.

- Messrs. German Eichelmann Rodriguez, Diego Alonso Hinojosa Aguerrevere and Daniel Sayre were appointed as members of the Auditing Committee.

- As the Shareholders' Representatives, the following persons were appointed:

Proprietary Shareholders' Representative	Alternate Shareholders' Representative
Carlos Garza y Rodriguez	Jose Luis Fernandez Fernandez

- The amount of $1'190,000.00 was assigned to cover the Fees of Directors and Shareholder's Representatives, ratifying the debit of the Fees paid during the previous period to the general expenses.